Phone:	(212) 885-5436
Fax:	(917) 332-3817
Email:	ejacque@blankrome.com

October 10, 2018

FILED VIA EDGAR CORRESPONDENCE

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attn: Allison White

Re:	RiverPark Funds Trust

Registration Statement on Form N-1A
File Numbers: 333-167778 and 811-22431

Dear Ms. White:

On behalf of the RiverPark Funds Trust (the “Fund”), this letter is in response to the comments received on September 21, 2018 from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Fund’s post-effective amendment to its registration statement on Form N-1A filed on August 6, 2018 (the “Registration Statement”) under the Securities Act of 1933 as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). We have set forth below, in bold face type, the text of the comment, followed by the Fund’s responses:

Prospectus

1.	Please confirm and also disclose that the Fund will limit its investments in illiquid securities to no more than 15% in accordance with the 1940 Act.

RESPONSE: The Fund hereby confirms that it will limit its investments in illiquid securities to no more than 15% in accordance with the 1940 Act. The Fund has also added the following disclosure:

Illiquid Securities Risk. The Fund may invest in, but will invest no more than 15% of its net assets in, illiquid securities.

2.	Please update the EDGAR filing with the correct ticker symbols for all funds.

RESPONSE: The Fund has updated the cover of the Prospectus and SAI with the correct ticker symbols in response to the Staff’s comment.

3.	In the Fee Table, please add a line item for Shareholder Servicing and Administrative Fees under Other Expenses and then remove the 2nd sentence in Footnote 1.

RESPONSE: The Fund has added the following disclosure:

Shareholder Fees (fees paid directly from your investment)	Retail	Institutional

Maximum Sales Charge (Load) Imposed on Purchases	None	None
Maximum Deferred Sales Charge (Load)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None
Redemption Fee	None	None

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Retail	Institutional
Management Fees	0.65%	0.65%
Distribution and Service (12b-1) Fees	None	None
Shareholder Servicing and Administrative Fees[1]	0.40%	0.15%
Other Expenses[2]	0.20%	0.20%
Total Annual Fund Operating Expenses	1.25%	1.00%

1	Shareholder Servicing Fees (up to 0.25% for the Retail Class Shares) and Administrative Fees (up to 0.15% for each of the classes) are based on current estimated asset levels for the Retail Class Shares and Institutional Class Shares and used for non-distribution related services including providing shareholder accounting, client support and other services associated with maintaining shareholder accounts on various brokerage platforms.
2	Other Expenses (which include administration, transfer agency and custodian fees) are based on current estimated asset levels for the Retail Class Shares and Institutional Class Shares.

4.	In the Example section, please delete the language in the parenthetical as this does not appear to be applicable.

RESPONSE: The Fund has deleted the language in the parenthetical in the Example section in response to the Staff’s comment.

5.	In Principal Investment Strategies section, review the second paragraph to make it consistent with the similar disclosure in the Statement of Additional Information (the “SAI”). Revise whichever is incorrect.

RESPONSE: The Fund has revised the disclose under Fundamental Policies of the Fund section of the SAI to make it consistent with the disclosure in the Principal Investment Strategies section of the Prospectus.

6.	In the third paragraph under Principal Investment Strategies section, please define the term “Adviser” as it has not yet been defined.

RESPONSE: The Fund has defined the term “Adviser” in response to the Staff’s comment.

7.	In the third paragraph under Principal Investment Strategies section, please explain what is meant by pari passu and loan to value ratio in plain English.

RESPONSE: The Fund has added the following disclosure:

The Fund will primarily make investments in assets that, at the time of purchase by the Fund, are current with respect to payments of interest and principal in accordance with their underlying documents (referred to herein as “performing”) and which RiverPark Advisers, LLC (the “Adviser”) believes, if held to maturity, have a limited risk of loss of principal. The CMBS acquired by the Fund will typically be protected by subordinate layers of debt and equity credit support. Typically, the investments will have an exposure, including all debt that is senior and at the same level, of no greater than 65% of the underlying real estate value (a 65% loan-to-value ratio or “LTV”). For example, if the total of senior and same level debt is $65 million and the underlying real estate is valued at $100 million, then that security would have a 65% LTV.

8.	In the fifth paragraph under Principal Investment Strategies section, please disclose what is the percentage limitation on investing in junk bonds or, if none, so disclose.

RESPONSE: The Fund has added the following disclosure:

The Fund will invest across the debt capital structure from AAA to unrated, with a significant percentage (up to 100%) of investments expected to be below investment grade (commonly referred to as “junk bonds,” which are considered speculative).

9.	In the fifth paragraph under Principal Investment Strategies section, please rewrite the last sentence in plain English.

RESPONSE: The Fund has added the following disclosure:

The Adviser’s investment process is comprised of three interrelated components: analysis of the underlying CRE properties, analysis of the security’s legal structure and yield and ongoing portfolio management focused on trading and risk management.

10.	Under Purchase and Sale of Fund Shares section at the end of the paragraph, please state when is the next calculated net asset value, i.e., 4 pm or the next day.

RESPONSE: The Fund has added the following disclosure:

You may purchase, redeem or exchange Fund shares on any business day by written request by mail (RiverPark Funds, P.O. Box 219008, Kansas City, MO 64121-9008), by wire transfer, by telephone at 888-564-4517, or through a financial intermediary. The minimum initial investment in the Retail Class Shares is $1,000. The minimum initial investment in the Institutional Class Shares is $50,000. There is no minimum for subsequent investments if payment is mailed by check; otherwise the minimum is $100. Transactions received, in good order, before the close of trading on the New York Stock Exchange (usually 4:00 p.m. Eastern Time) will receive the net asset value on that day. Requests received after the close of trading will be processed on the next business day and will receive the next day’s net asset value.

11.	Under Payments to Broker-Dealers section, please add risk disclosure that the investment is not guaranteed as required under Item 4(b)(1)(iii) of Form N-1A.

RESPONSE: The Fund has added the following disclosure:

If you purchase Fund shares through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create conflicts of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your financial planner or visit your financial intermediary’s website for more information. An investment in the Fund is not a deposit of the bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

12.	Under Principal Investment Strategies-Real Estate Due Diligence section, please disclose what is a “quality threshold” at the end of that section.

RESPONSE: The Fund has revised the disclosure as follows:

Real Estate Analysis. The process of analyzing investment opportunities begins at the property level. The primary types of CRE properties that secure the Fund’s investments will consist of office buildings, shopping centers, hotels, and industrial and multi-family properties. Often, the investment process stops at this juncture if, in the Adviser’s opinion, the underlying assets are not of a sufficiently high quality to provide adequate collateral or security for the investment.

13.	Under Principal Investment Strategies-Capital Structure and Yield Analysis section, please rewrite the first sentence in plain English and with respect to the second sentence either delete it or move it.

RESPONSE: The Fund has revised the disclosure as follows:

Legal Structure and Yield Analysis. Should an investment pass the credit quality analysis described above under “Real Estate Analysis,” the Adviser will then examine the legal documents underlying the security (typically the loan documents and the CMBS indenture) and analyze various yield to maturity scenarios in order to determine the appropriate price.

14.	Under Principal Investment Strategies-Active Asset Management and Trading Capabilities section, please expand to explain what is meant by the phrases that the Adviser uses a proven monitoring process and the ongoing validity of the investment’s exit strategy.

RESPONSE: The Fund has revised the disclosure as follows:

Ongoing Portfolio Management. The Adviser continuously monitors all investments by reviewing periodic leasing and occupancy reports, property level cash flow statements and market data.

15.	Under Description of Principal Risks-Lack of Sufficient Investment Opportunities Risk and throughout this section of the Prospectus, please reconcile why this is a principal risk but not set out in Summary Prospectus as a principal risk.

RESPONSE: The Fund has moved the Lack of Sufficient Investment Opportunities Risk to the non-principal risks section and has reorganized the risk factors section generally in response to the Staff’s comment. All principal risks are now described briefly in the Summary Prospectus and are more fully described in the Principal Risks section of the Prospectus.

16.	Under Description of Principal Risks-Risks of Investing in Fixed Income Securities, please disclose the percentage limit of such investments and include such investments in the investment strategy discussion.

RESPONSE: The Fund has revised the disclosure as follows:

Risks of Investing in Fixed Income Securities. The Fund may invest up to 100% of its assets in fixed income securities. Fixed income securities are subject to credit risk and market risk, including interest rate risk.

Principal Investment Strategies

The Fund seeks to generate current income and capital appreciation consistent with the preservation of capital by investing in commercial mortgage backed securities (“CMBS”), predominately in the United States. CMBS are debt instruments that are secured, directly or indirectly, by commercial real estate (“CRE”) assets and include bank loans secured by CRE assets (“Bank Loans”), certificated CRE mezzanine loans (“Mezzanine Loans”) and CRE collateralized debt and loan obligations (“CLOs”).

Under normal circumstances, the Fund may invest up to 100% of its assets in fixed income securities of which no less than 80% of its net assets (plus the amount of any borrowings for investment purposes) will be invested in floating rate CMBS. Floating rate CMBS will typically have coupons that reset monthly to the London Inter-Bank Offered Rate (“LIBOR”).

17.	Under Description of Principal Risks-Interest Rate Risk expand the risk disclosure as required under Investment Management Guidance Updates 2014-01 and 2016-02.

RESPONSE: The Fund has revised the disclosure as follows:

Interest Rate Risk. The prices of securities in general and fixed-income securities in particular tend to be sensitive to interest rate fluctuations. Increases in interest rates can result in significant declines in the prices of fixed-income securities. The change in a bond’s price depends upon several factors, including the bond’s maturity date. Generally, bonds with longer maturities have a greater sensitivity to changes in interest rates than bonds with shorter maturities. Securities with floating interest rates generally are less sensitive to interest rate changes but may decline in value if their interest rates do not rise as much, or as quickly, as interest rates in general. Conversely, floating rate instruments will not generally increase in value if interest rates decline. Changes in interest rates will also affect the amount of interest income the Fund earns on its floating rate investments. It is possible that there will be less governmental action in the near future to maintain low interest rates. The negative impact on fixed income securities generally from resulting rate increases, regardless of the cause, could be swift and significant, which could result in losses by the Fund, even if anticipated by the Adviser.

18.	Under Description of Principal Risks, Risk of Investing in Bank Loans, Mezzanine Loan Risk and Collateralized Loan Obligation (“CLO”) Risk, please revise the document to also briefly include these under principal risks in the Summary.

RESPONSE: The Fund has revised the disclosure in the Prospectus so that these risks are identified as principal risks and has added a brief description of these and all other principal risks in the Summary.

19.	Under Investment Adviser near the table for the expense limitations, for each class please expand the disclosure as required under Item 10(a)(1)(iii) of Form N-1A to include a discussion of the basis for the trustees’ approval of the investment advisory agreement by stating when and where the shareholders can find this information. Also, please disclose the information required under Item 10(a)(20) regarding the compensation of the Portfolio Manager.

RESPONSE: The Fund has added the following disclosure:

This arrangement will remain in effect unless and until the Board of Trustees approves its modification or termination. The total estimated annual expenses of the Fund are set forth in the section titled, “Summary of Fund Expenses.” A discussion regarding the basis for the Board’s and the Independent trustees’ approval of the Advisory Agreement will be included in the Fund’s annual report to shareholders for the fiscal year ended September 30, 2018 and will be incorporated by reference into the Trust’s next annual update to its Registration Statement.

As of the date of this Prospectus, Mr. Shugrue does not manage other accounts. Mr. Shugrue will receive a base salary and a cash incentive bonus based on the net assets of the Fund.

20.	Under How the Fund Values its Shares, please review the disclosure regarding foreign currency in the fourth paragraph and if not relevant for the Fund then delete.

RESPONSE: Although the Fund intends to invest primarily in the U.S. and in U.S. Dollar denominated investments and has no current intentions to invest in foreign securities, the Fund believes the disclosure regarding foreign currency is useful and should remain in the Registration Statement in the unlikely event that foreign currency investments are made in the future. The Fund has also added the following disclosure in response to the Staff’s comment:

In computing the net asset value per share, the Fund will value any foreign securities in the portfolio, to the extent that an investment in foreign securities may be made by the Fund in the future, at the latest closing price on the exchange on which they are traded immediately prior to the closing of the NYSE.

21.	Under How To Redeem Shares, please disclose methods used to meet redemption requests per Item 11(c)(8) of Form N-1A. In the 3rd sentence, please revise per item 11(c)(7) to include language disclosing that redemptions will be made within 7 days of receipt of the redemption request.

RESPONSE: The Fund has revised the disclosure as follows:

You may redeem shares of the Fund on any day the NYSE is open, either directly or through your financial intermediary. Transactions received, in good order, before the close of trading on the New York Stock Exchange (usually 4:00 p.m. Eastern Time) will receive the net asset value on that day. Redemption proceeds generally will be sent to you within seven days of receipt of the redemption request.

22.	Under Taxation of the Fund, please define RIC as not previously defined.

RESPONSE: The Fund has revised the disclosure as follows:

Taxation of the Fund. The Fund intends to qualify and make the necessary elections to be treated as a regulated investment company (“RIC”) under the Code.

23.	Under Taxation of Shareholders in the last sentence of the fourth paragraph, please review the disclosure regarding options, futures, etc. and if not relevant delete.

RESPONSE: The Fund has deleted the last sentence of the fourth paragraph in response to the Staff’s comment.

24.	Under Cost Basis Reporting the third and fourth paragraphs are identical, please delete the fourth paragraph.

RESPONSE: The Fund has deleted the fourth paragraph in response to the Staff’s comment.

25.	After the Notice of Privacy the phrase “Not Part of the Prospectus” is included. Please either remove the Notice of Privacy from the prospectus so it is not filed as part of the prospectus or remove the language in italics.

RESPONSE: The Fund has deleted the language in italics as requested.

26.	Under To Obtain More Information about the Fund-From the SEC, please delete IDEA in the third line and replace with EDGAR.

RESPONSE: The Fund has replaced IDEA with EDGAR in the third line under the section “To Obtain More Information about the Fund – From the SEC”.

SAI

27.	In the SAI-Fundamental Policies of the Fund, please revise investment restriction number 7 to include the disclosure under the Non-Fundamental Policies of the Fund number 2 and delete number 2.

RESPONSE: The Fund has revised the disclosure as follows:

(7)	Lend portfolio securities representing more than 25% of its net assets in accordance with the securities lending policy.

28.	Under Management-Interested Trustees & Officers, please revise the disclosure to clarify in the asterisk (*) under the table that it is the Floating Rate Fund that is being reorganized.

RESPONSE: The Fund has determined the language following the asterisk regarding the reorganization is confusing and superfluous and has deleted such language in response to the Staff’s comment.

29.	Under Leadership Structure and Responsibilities of the Board of Trustees, please disclose that the Trust’s chairman is an interested person and if there is a lead trustee disclose that and who it is. If there is no lead trustee, explain why this structure is appropriate for the Trust.

RESPONSE: The Fund has added the following disclosure:

Currently the Board is comprised of five individuals, two of whom, including the Chairman of the Board, are considered “Interested” Trustees as defined by the 1940 Act. The remaining Trustees are referred to as “Disinterested” or “Independent” Trustees.

The Board does not currently have a designated lead independent trustee. A lead independent trustee would typically serve as a liaison between the independent directors and management between board meetings and would serve as the primary contact for Trust counsel. Instead, the Trust’s corporate governance policies include regular meetings of the independent trustees in executive session with Trust counsel but without the presence of interested trustees or any representatives of the Adviser. In addition, the Audit Committee, the Nominating and Corporate Governance Committee and the Valuation Committee are comprised solely of independent trustees and the Trust’s chief compliance officer is independent from the Adviser. The independent trustees meet regularly with the Chief Compliance Officer without the presence of interested trustees and other members of management.

The Board reviews matters related to its leadership structure annually. The Board has determined that the Board’s leadership structure is appropriate because it allows the Board to exercise informed and independent judgment over the matters under its purview, and it allocates areas of responsibility among committees of trustees and the full Board in a manner that enhances effective oversight, without the need for a lead independent trustee.

30.	Under Investment Advisory Arrangements--Compensation, please disclose per item 20(a) of Form N-1A information such as any other accounts managed by the portfolio manager and provide specific disclosure per Item 20(b) regarding whether the Portfolio Manager’s compensation will be based on performance and if so what benchmarks or other basis will be used.

RESPONSE: The Fund has revised the disclosure as follows:

Mr. Shugrue is the portfolio manager responsible for the day-to-day management of the Fund. As of the date of this SAI, Mr. Shugrue does not manage other accounts. Mr. Shugrue will receive a base salary and a cash incentive bonus based on the net assets of the Fund.

*********************

The Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please be advised that the revisions noted herein will be reflected in the Prospectus and Statement of Additional Information to be filed under Rule 485(b) on October 10, 2018.

Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5436.

Sincerely,

/s/ Elena Jacque Elena Jacque